Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation

Vita Cube Systems, Inc.	Colorado
XELR8, Inc.	Colorado
XELR8 International, Inc.	Colorado
XELR8 Canada, Corp	Nova Scotia, Canada